Mail Stop 7010

      March 8, 2006


Mr. Frank Jackson
Chief Financial Officer
American Technologies Group, Inc.
P.O. Box 90,
Monrovia, California 91016

	RE:	Form 10-KSB for the year ended July 31, 2005
		Form 10-QSB for the quarter ended October 31, 2005
		File No. 0-23268

Dear Mr. Jackson:

	We have reviewed your response letter dated February 24, 2006 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. We note your responses to prior comments 11 and 14. As previously requested, please show us in your supplemental response what the additional disclosures will look like in your future filings.


FORM 10-KSB FOR THE YEAR ENDED JULY 31, 2005

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Basic and Diluted Income (Loss) Per Share, page 9

3. We note your response to prior comment 5. Please disclose the number of outstanding options and warrants for each period presented that are not included in your computation of diluted EPS in accordance with paragraph 40(c) of SFAS 128.

FORM 10-QSB FOR THE QUARTER ENDED OCTOBER 31, 2005

Note 9 - Convertible Debentures, page 13

4. We note your response to prior comment 8. Please provide us with calculations to show how you arrived at the amounts allocated to the beneficial conversion features as well as warrants and options issued in connection with the Laurus and Gryphon financings. Please also explain how the amounts you allocated comply with the guidance of EITF 98-5 and EITF 00-27. In doing so, please pay particular attention to paragraphs 5 to 7 of EITF 00-27.

5. It appears that the securities issued in connection with the Laurus and Gryphon financings can be converted into common stock subsequent to you amending your certificate of incorporation to provide for available shares of common stock. Given that this occurred in December 2005, please tell us what consideration you gave to this amendment in determining the appropriate amortization period for the discounts recorded related to these financings. Tell us how the periods of amortization that you are using comply with the guidance of EITF 98-5 and EITF 00-27.

6. We note your response to prior comment 9. Please revise your financial statements for the quarter ended October 31, 2005 to properly reflect the options with exercise prices below par value in connection with the Gryphon Financing in your calculation of basic earnings per share. We remind you that when you file your restated Form 10-QSB you should appropriately address the following:
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including
MD&A,
* updated Item 3. disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it;
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-B.
* updated certifications.
	You should also consider the need to file an Item 4.02 Form
8-K.

7. Please confirm that you have not issued any additional options or warrants with exercise prices below par value aside from the options issued with the Gryphon Financing. If you have, please tell us when they were issued, the number of options and warrants issued, and how you treated these options and warrants for purposes of calculating basic earnings per share.

Pending Laurus registration rights amendment, page 17

8. We note your response to prior comment 11. Please tell us the terms of the deferral, including the deferral period and whether you incurred any additional costs due to the deferral. Tell us when the deferral of the registration rights agreement became finalized. Tell us the estimated liability that you expect to record related to the registration rights agreement in accordance with EITF 00-19 and EITF
05-04. Please tell us how you arrived at this amount based on this accounting literature. Please ensure that your disclosures clearly address these changes in your upcoming filings.

Note 10 - Stockholders` Equity

Preferred Stock, page 17

9. We note your response to prior comment 13. Please disclose the rights of each series of preferred stock. Refer to SFAS 129.

FORM 8-K FILED ON SEPTEMBER 13, 2005


Financial Statements for North Texas Steel Company, Inc

Note 5.  Pension Plan, page 10

10. We note your response to prior comment 15. Please tell us the specific medium to long-term rated debt that you used as a benchmark as well as the corresponding interest rates on this debt for each period presented. Explain any reasons for the differences between these benchmark rates and the discount rates you used as of each date.

Pro Forma Statement of Income

11. We note your response to prior comment 17. It is not clear how the $11,050,000 pro forma adjustment to reduce APIC is related to the financings. Please clarify in Note 2.

12. We note your response to prior comment 21. It appears that you continue to include the organization costs in your pro forma financial statements as adjustment 7. Please revise your pro forma financial statements to remove these amounts. It appears that the fees payable to Luther Consulting may also be a material nonrecurring charge that results directly from the acquisition. If so, please also remove these fees from your pro forma financial statements and disclose separately in accordance with Rule 11-02(b)(5) of Regulation
S-X.

*    *    *    *

	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,





							Rufus Decker
							Accounting Branch Chief


Mr. Frank Jackson
March 8, 2006
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE